VIA FACSIMILE (202-772-9210)

AND EDGAR SUBMISSION

June 23, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Filed February 13, 2009

Form 10-Q for the Quarterly Period Ended August 31, 2008

Filed October 14, 2008

Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and

August 31, 2007

Filed January 14, 2008

File no. 0-27225

Dear Ms. Collins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the staff dated May 15, 2009 (the “Comment Letter”) regarding DigitalTown, Inc’s response letter dated April 15, 2009 in connection with the above referenced filings.

The Company requests that information provided in our response to comment 6 regarding Intangible Assets be excluded from any public dissemination of this response letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results

of Operations

Liquidity and Capital Resources, page 7

1.

We refer to your response to prior comment 3 and reissue that comment, in part.  Please tell us whether the initial purchasers were accredited or sophisticated and, if

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

the latter, what information was given to them.  Please also tell us the exemption from registration relied upon by the initial purchasers in their re-sales of shares to the “other subscription holders,” and why the initial purchasers believed their sales to the “other subscription holders” were exempt from the registration requirements of the Securities Act.

Response:

While the Company does not have questionnaires to determine how many investors were accredited, it reasonably believes that the initial purchasers consisted of both accredited and unaccredited investors.

The Company did not effectuate the re-sales, and the exemption, if it exists, belongs to the shareholder, so we are not in a position to definitively say the exemption upon which each relied.  They may have been relying on the isolated transaction exemption, or possibly the 4(1&1/2) exemption.  The Company insisted that no shares be transferred until the original purchase price was paid, and all certificates issued to subsequent purchasers carry a restrictive legend.

2.

Further, we note your statement in your response to prior comment 3 that you have “no control over the subsequent disposition of the shares.”  We do not understand the basis of DigitalTown’s statement since it appears that DigitalTown and the initial purchasers are in fact acting together in the distribution of the securities.  (See, for example, your statement that, “if the purchasers were to resell the shares, the Company would be entitled to receive a larger per share purchase price, based on the resale price.”).  Please explain.  Further, please tell us what measures DigitalTown and/or its transfer agent took with respect to these securities, such as the placement of a “restricted” legend.

Response:

The Company may have stood to benefit from the re-sale, but that does not mean it had any control over such re-sales.  The Company could not require that shares be re-sold, to whom or any other manner of sale.  In fact, this is evidenced by the fact that although some shares have been re-sold, the Company has not received any proceeds from such sales except the initial purchase price, and has no way to collect additional sale proceeds.  The Company only insisted on payment of the original amount owed. The selling shareholders received all additional proceeds and are supposed to remit additional amounts owed.  The Company has taken no action to recover the additional proceeds, and has no current plans to do so.  The Company is aware that no shares sold to subsequent purchases can be re-sold without a restrictive legend until at least 6 months from the date the original purchase price was paid to the Company, assuming other conditions of Rule 144 are met by those purchasers.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

3.

We refer to your response to prior comment 4.  Please tell us the names of the ten “non subscription holders” who purchased 176,613 of the 827,092 subscribed shares from the shareholders and whether the “other subscription holders” and “non subscription holders” were accredited or sophisticated.

Response:

The following non-subscription holders purchased 176,613 of the 827,092 subscribed shares from the shareholders:

DLC Holdings
Harlan Eernisse
DHC Partnership
Kevin Whipple
Ernest Hummel
Gregg Oehlerts
David Langer
John Berg
Gary Jacobson
Curt Mills

Since the Company did not effectuate the re-sales, they were not in a position to determine whether the purchasers were accredited or sophisticated.  Based on information and belief, the Compnay believes that most, but not all subsequent purchasers were accredited or sophisticated.

4.

We refer to your response to prior comment 7 and reissue that comment.  We note your statement that the only terms from the “Confidential Binding Term Sheet” that are applicable to the subscription agreements are those described under “Final Pricing.”  However, your response should detail (i) the dates the initial purchasers paid the full purchase price for the shares they subsequently resold, and (ii) the dates the initial purchasers resold their shares.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

The full purchase price for the shares that the initial subscribers subsequently resold were paid during the period of April 2007 – November 2007 and the initial purchasers resold their shares during the period of May 2008 and September 2008.

5.

We refer to your response to prior comment 8.  We are unable to concur with your position that DigitalTown did not engage in primary distribution of its securities pursuant to the subscription agreement sales.  In light of the foregoing, please tell us how you intend to comply with the disclosure requirements of the federal securities laws as they relate to the potential exposure of DigitalTown arising from the unregistered sale of securities.

Response:

The Company still takes the position that there was not a primary distribution when it originally sold securities in a private placement, and that it does not believe it participated in the re-sale of unregistered securities, However, the Company is willing to state that if there was such a violation the Company might be subject to administrative or shareholder action.

Note 3.  Intangible Assets, page 32

6.

We note your response to prior comment 10 and continue to believe that you have not adequately explained how DigitalTown has determined that the domain names have an indefinite useful life and how you analyze these assets for potential impairment.  Please address the following:

•

You indicate that DigitalTown expects to generate a significant number of users or Internet traffic, which you anticipate will contribute to your future cash flows.  Considering DigitalTown’s limited operating history, it is unclear how you are able to support these assertions.  Please explain, in greater detail, specifically how you determined that there are no competitive, economic, or other factors (i.e. demand for your product) that limit the useful life of DigitalTown’s domain names.  Also, tell us how you considered these factors in concluding that your domain names will contribute DigitalTown’s cash flows for an indefinite period of time.  In this regard, please provide a cash flow analysis supporting your conclusions.

•

You further indicate that the fair value of the domain names is higher than the carrying value because of unsolicited offers to sell these assets in excess of their carrying value.  Tell us how you considered the nature and terms of these offers when assessing these assets for potential impairment.  In this regard, please provide a copy of the most recent impairment analysis performed on this

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

portfolio and provide substantive evidence to support the assumptions used in your analysis.  We refer you to SFAS 144 and paragraph 17 of SFAS 142.

Response:

The Company basis its assertions regarding its ability to generate internet traffic based on the fact that their websites (domain names), as a whole, are generating approximately 100,000 unique visitors per month with no content on their websites.  The following table shows how DigitalTown’s prelaunch (no content) unique visitors compared to competitor’s unique visitors on their websites that include relevant content for the month of June 2008:

Unique Visitors Month of June 2008
League Lineup	880,742
Takkle.com	686,681
HighSchoolSport.net	283,855
Max Preps (CBS)	271,494
iHigh	148,116
Digitaltown (prelaunch totals 2,700,000)	100,000
Weplay.com	99,543
High School Game Time (Belo)	55,685
SNY.tv	31,796
HighSchool Playbook (Hearst-Argyle)	14,353
HighSchoolSports.com	1,159
Varsity Networks (Gox)	2,575
Rivals.com	2,144,164*

*This number is not reflective of high school sports, as it is the unique visitors for all of Rivals.com, not the subsection of highschool.rivals.com.

Source:  Compete.com Monthly People Counts, June, 2008.  Note that these numbers are based on monthly averages over one year period.

The Company plans to develop their websites in incremental stages over the next 10 months progressively adding features such as local content aggregation with focus on high school sports and activities, ecommerce partners, inbound link creation, school colors, school locator, E-mail, basic content upload and sharing, create and manage groups/activities, and shared calendar and scheduling.  In June 2009, the Company launched 14,000 sites with local content aggregation.  As more sites and features are launched, based on trends in the industry, the Company expects its internet traffic to increase.

The following table highlights the internet traffic, revenue and earnings projected for DigitalTown over the next three fiscal years:

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Traffic Data (MM's)	FY 2010	FY 2011	FY 2012

Unique Visitors	12.2	36.5	70.9
Unique Visits	60.9	182.4	354.9
Total Pages	304.7	912.3	1,774.5

Revenue and EBITDA (M's)

National Sponsors	$ 1,523	$ 5,473	$ 14,195

Local Ads	$ 3,049	$ 10,036	$ 24,841

E-tail Commissions	$ 951	$ 1,138	$ 2,214

Lead Generation	$ 305	$ 912	$ 1,775

Total Revenue	$ 5,828	$ 17,559	$ 43,025

EBITDA	$ 2,330	$ 8,778	$ 25,815

Based on these projections, and the fact that each domain name is unique to a specific high school and the domain names can be renewed annually for a nominal fee  (under $10/per year), the Company has concluded that their domain names will contribute to DigitalTown’s cash flows for an indefinite period of time.

The Company does receive unsolicited offers, on a weekly basis, to sell individual domain names at amounts in excess of their carrying amount, but the Company is not in the business of selling domain names and therefore did not consider the nature and terms of these offers when assessing the domain names for potential impairment.

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Item 15.  Exhibits, Consolidated Financial Statement Schedules, page 18

7.

We refer to your response to prior comment 12 and reissue that comment, in part.  Your response states that you will re-file exhibit 10.3, including the term sheet referenced therein, as an exhibit to your Form 10-K for the fiscal year ended February 28, 2009.  Although we note that you have filed a subscription agreement as exhibit 10.3, we are unable to locate the term sheet requested in our prior comment.  Please advise or file the term sheet.

Response:

The Company will file the requested term sheet.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Richard A. Pomije

Richard A. Pomije

Chairman

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP